A2Z Technologies Canada Signs Contract and Receives First Purchase Order from NCR Corporation

"A2Z to provide sophisticated software for integration between applications and Point of Sale (POS)"

TEL AVIV, ISRAEL / ACCESSWIRE / January 15, 2020 / A2Z Technologies Canada Corp. ("**A2Z**" or the "**Company**") (TSXV:AZ) a pioneer in military robotics and innovation in the automotive industry has announced that they have signed a contract and received its first purchase order for $175,000CDN to provide sophisticated software for integration between applications and Point of Sale (POS) for NCR Corporation (NYSE: NCR), a leading enterprise software and services provider in the finance, retail, hospitality, telecom, and technology industries and a Fortune 500 company.

Bentsur Joseph, Founder and Chief Executive Officer of A2Z commented: *"We are delighted to have signed this important agreement with NCR, a prestigious international company and a member of the Fortune 500. This Agreement makes A2Z the chosen vendor to provide dedicated software for NCR. We are very excited about this Agreement and what we anticipate will be a very productive, long term revenue generating relationship for both parties. This Agreement with NCR is a validation of our philosophy of leveraging our expertise in military technology into applications for the civilian market."*

About NCR Corporation

NCR Corporation (NYSE: NCR) is a leading enterprise software and services provider in the financial, retail, hospitality, telecom and technology industries. NCR is headquartered in Atlanta, Ga., with 34,000 employees and does business in 180 countries. NCR is a trademark of NCR Corporation in the United States and other countries.

About A2Z

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

For more information regarding A2Z, please visit the Company's website at www.a2zas.com.
Twitter: @A2Z_Advanced

On Behalf of the Board,
Bentsur Joseph, CEO

Investor Relations Contact
Trenton Kwan, KIN Communications
Toll Free: 1-866-684-6730
az@kincommunications.com

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SOURCE: A2Z Technologies Canada Corp.